Exhibit 99.19

Nuran Wireless Inc.

Condensed Interim Consolidated
Financial Statements

June 30, 2025 and 2024

Condensed Interim Consolidated Financial Statements

Condensed Interim Consolidated Statements of Financial Position	2

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss	3

Condensed Interim Consolidated Statements of Shareholders’ Equity (Deficiency)	4

Condensed Interim Consolidated Statements of Cash Flows	5

Notes to Condensed Interim Consolidated Financial Statements	6 - 32

The condensed interim consolidated financial statements of Nuran Wireless inc. for the second quarter ended June 30, 2025 as well as the corresponding comparative data were not subject to a review by the Company’s auditor.

Nuran Wireless Inc.

Condensed Interim Consolidated Statements of Financial Position

As at June 30, 2025 and December 31, 2024

(Expressed in Canadian dollars)

(Unaudited)

	2025-06-30	2024-12-31
	$	$
ASSETS
Current assets
Cash	113,117	1,171,558
Trade and other receivables	4,732,670	3,503,607
Scientific research and experimental development tax credits receivable	115,651	115,800
Accrued Revenues (Notes 3 and 4)	3,134,234	4,242,683
Work in progress	645,541	645,541
Inventories (Notes 3 and 5)	5,889,399	5,075,950
Prepaid expenses	99,524	52,898
Security deposits and deposits on purchase of goods	1,316,506	1,317,304
Current assets	16,046,643	16,125,341
Non-current assets
Property, plant and equipment (Notes 3 and 6)	2,102,816	193,704
Intangible assets (Note 7)	7,331,299	7,332,733
Right-of-use assets (Note 8)	138,883	226,643
Non-current assets	9,572,998	7,753,081
Total assets	25,619,640	23,878,422

LIABILITIES
Current liabilities
Trade and other payables	14,254,298	11,336,962
Deferred revenue	2,786,947	2,520,879
Loans payable (Note 9)	16,847,562	14,404,484
Convertible debentures (Note 11A)	4,714,496	5,069,589
Convertible debentures and derivative liability (Note 11B)	2,012,016	1,706,926
Current portion of lease liabilities (Note 10)	168,603	189,898
Current liabilities	40,783,922	35,228,738
Non-current liabilities
Lease Liabilities (Note 10)	0	66,739
Total liabilities	40,783,922	35,295,477

EQUITY (DEFICIENCY)
Share capital (Note 12)	56,818,909	54,994,088
Warrants (Note 13)	170,821	761,495
Contributed surplus (Note 14)	6,731,440	6,731,440
Fair value of conversion option (Note 15)	(108,725)	41,846
Foreign exchange in translation of foreign operations	(659,852)	(1,148,311)
Accumulated deficit	(78,116,874)	(72,797,613)
Total shareholders’ deficiency	(15,164,281)	(11,417,055)
Total liabilities and shareholders’ deficiency	25,619,640	23,878,422

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Nuran Wireless Inc.

Condensed Interim Consolidated Statements of net Loss and Comprehensive Loss

Periods ended June 30, 2025 and 2024

(Expressed in Canadian dollars)

(Unaudited)

	3 months ended		6 months ended
	2025-06-30	2024-06-30	2025-06-30	2024-06-30
	$	$	$	$
Revenue	627,920	1,512,457	2,909,754	2,085,634
Cost of sales	877,007	324,277	1,232,107	852,657
Gross profit (loss)	(249,087)	1,188,180	1,677,647	1,232,978

Selling expenses	222,913	198,054	372,429	388,173
Administrative expenses	792,546	1,878,343	2,088,174	2,959,948
Share-based compensation	(691,924)	—	(691,924)	—
Financial expenses	2,173,311	1,774,679	4,196,101	3,296,540
Research and development costs, net of $(26,358) in tax credits for the three-month period ended June 30, 2025, $(149) for the six-month period ended June 30, 2025 ($31,524 for the three-month period ended June 30, 2024, $61,263 for the six-month period ended June 30, 2024)	330,241	154,458	536,745	248,124
	2,827,086	4,005,534	6,501,525	6,892,785
Loss before other gain	(3,076,173)	(2,817,354)	(4,823,878)	(5,659,807)
Other elements:
Loss on debt settlement	(110,491)	391,385	(133,965)	801,670
Gain/Loss on disposal of assets		—		(343)
Gain/Loss on write -off of assets	(44,245)	—	(44,245)	—
Loss on modification of contract (Note 3)	(296,722)	—	(302,146)	—
	(451,457)	391,385	(480,355)	801,327
Loss before income taxes	(3,527,631)	(2,425,969)	(5,304,233)	(4,858,480)
Income tax expense
Income Tax	15,319	—	15,027	24,330
Net loss for the period	(3,542,950)	(2,425,969)	(5,319,261)	(4,882,809)

Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign exchange difference on translation of foreign operations	488,459	(302,608)	488,459	(302,608)

Total comprehensive income (loss) for the period	(3,054,491)	(2,728,577)	(4,830,802)	(5,185,417)

Loss per share (Note 16)
Basic and diluted loss per share	(0.05)	(0.07)	(0.08)	(0.07)

Weighted average number of outstanding common shares	67,900,725	37,811,675	66,042,198	37,811,675

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Nuran Wireless Inc.

Condensed Interim Consolidated Statements of Changes in Surplus (Deficiency)

Periods ended June 30, 2025 and 2024

(Expressed in Canadian dollars)

(Unaudited)

								2025-06-30

	Share capital		Warrants	Contributed surplus	Fair value of the conversion option	Translation reserve	Deficit	Total Surplus (Deficiency)
	Number	$		$	$	$	$	$
Balance as at January 1, 2025	58,694,132	54,994,088	761,495	6,731,440	41,846	(1,148,311)	(72,797,613)	(11,417,055)
Issue of share capital (Note 12)	11,500,000	975,500	—	—	—	—		975,500
Net loss for the period	—	—	—	—	—	—	(5,319,261)	(5,319,261)
Foreign exchange in translation of foreign operations	—	—	—	—	—	488,459	—	488,459
Convertible Debenture (Note 11A)	—	—	—	—	(150,571)	—	—	(150,571)
Debenture conversion in share capital (Notes 11A and 12)	4,000,000	950,571	—	—	—	—	—	950,571
Employee shared-based compensation - Warrants (Note 13)	—	—	(691,924)	—	—	—	—	(691,924)
Issue of Warrants (Note 13)	—	(101,250)	101,250	—	—	—	—	—
Balance as at June 30, 2025	74,194,132	56,818,909	170,821	6,731,440	(108,725)	(659,852)	(78,116,874)	(15,164,281)

								2024-06-30
	Share capital		Warrants	Contributed surplus	Fair value of the conversion option	Translation reserve	Deficit	Total Surplus (Deficiency)
	Number	$		$	$	$	$	$
Balance as at January 1, 2024	43,043,579	51,413,683	792,537	6,623,291	21,990	22,567	(64,041,753)	(5,167,684)
Issue of share capital (Note 11)	11,432,076	1,282,149	—	—	—	—	—	1,282,149
Net loss for the period	—	—	—	—	—	—	(4,882,809)	(4,882,809)
Foreign exchange in translation of foreign operations	—	—	—	—	—	(302,608)	—	(302,608)
Convertible debenture (note 10)	—	—	—	—	(2,000)	—	—	(2,000)
Debenture conversion in share capital (Notes 10 and 11)	1,000,000	227,000	—	—	—	—	—	227,000
Issue of Warrants		(75,547)	75,547	—	—	—	—	—
Balance as at June 30, 2024	55,475,655	52,847,286	868,084	6,623,291	19,990	(280,041)	(68,924,562)	(8,845,951)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Nuran Wireless Inc.

Condensed Interim Consolidated Statements of Cash Flows

Periods ended June 30, 2025 and 2024

(In Canadian dollars)

(Unaudited)

	2025-06-30	2024-06-30
	(6 months)	(6 months)
	$	$
OPERATING ACTIVITIES
Net loss	(5,319,261)	(4,882,809)
Non-cash flow adjustments
Depreciation of property, plant and equipment	69,909	41,667
Depreciation of intangible assets	11,550	18,360
Depreciation of right-of-use assets	84,159	117,719
Amortization of OID	470,761	362,811
Interest on lease liabilities	8,908	20,895
Gain (loss) on disposal of assets	—	343
Gain (loss) on debt settlement	133,965	(801,670)
Gain (loss) write-off of assets	44,245	—
Gain (loss) on modification of contract	302,146	—
Non-employee share-based transaction	—	—
Employee share-based transaction	(691,924)	—
Accretion of convertible debentures	1,355,485	487,685
Accretion of unsecured debentures	—	—
OID on debenture	(100,747)	—
Expected credit loss	(85,920)
Loan payable	(476,488)	2,684,405
Net change in working capital items
Trade and other receivables	(1,298,125)	(1,035,452)
Accrued revenues	961,285	(198,027)
Scientific research and experimental development tax credits receivable	149	(61,263)
Work in progress	—	(231,964)
Inventories	(813,449)	222,239
Prepaid expenses	(46,626)	(46,651)
Security deposits and deposits on purchase of goods	798	(296,799)
Trade and other payables	2,920,935	1,555,085
Deferred revenue	266,068	605,084
Net cash used in operating activities	(2,202,179)	(1,438,341)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(1,979,020)	(4,589)
Purchase of intangible assets	(54,360)	(140,883)
Right-of-use assets	—	(17,240)
Net cash generated in investing activities	(2,033,380)	(162,712)

FINANCING ACTIVITIES
Lease liabilities	7,965	14,678
Proceeds (repayment of) from loan payable	1,798,965	—
Proceeds (repayment of) from promissory notes	1,082,213	—
Proceeds (repayment of) from factoring agreement	150,000	—
Repayment of promissory notes	(70,000)	—
Repayment of lease liabilities	(104,908)	(138,738)
Repayment of loan payable	(175,577)	—
Repayment of convertible debenture	—	—
Convertible debentures and derivative liability	—	—
Unsecured debenture	—	—
Issue of common shares	—	2,083,819
Net cash used in financing activities	2,688,658	1,959,759
Net decrease in cash	(1,546,901)	358,706
Cash, beginning of period	1,171,558	172,880
Foreign exchange in translation of foreign operations	488,459	(302,608)
Cash, end of period	113,116	228,979

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nuran Wireless Inc. (“Nuran” or the “Company”) was incorporated in the province of British Columbia, Canada on September 23, 2014. The Company’s registered office is located at 1000 – 595 Burrard Street, Vancouver BC V7X 1S8 and its place of business is at 2150, Cyrille-Duquet, suite 100, Québec (Québec) G1N 2G3.

The Company’s shares are traded on the Canadian Securities Exchange (the “CSE”) under the trading symbol “NUR”.

The Company with its subsidiaries (together, the “Company”) operates in the research, development, manufacturing, marketing and operation of digital electronic circuits and wireless telecommunication products and services to the mobile telephony industry.

A summary of the Company’s subsidiaries included in these condensed interim financial statements as at June 30, 2025 is as follows:

Name of subsidiaries	Country of incorporation	Percentage ownership	Functional currency	Principal activity
Innovation Nutaq Inc.	Canada	100%	CAD	Wireless solutions

Nuran Wireless (Africa) Holding	Mauritius	100%	USD	Holding company

Nuran Wireless DRC SA	DRC	100%	USD	Wireless solutions

Nuran Wireless Cameroon Ltd	Cameroon	100%	XAF	Wireless solutions

Nuran Wireless Benin S.A.R.L.U	Benin	100%	XOF	Wireless solutions

Nuran Wireless Madagascar S.A.R.L.U	Madagascar	100%	MGA	Wireless solutions

Nuran Wireless Cote d’Ivoire S.A.R.L.U	Ivory Coast	100%	XOF	Wireless solutions

XAF – Central African Franc; XOF – West African Franc; MGA – Malagasy Ariary;

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

1.	NATURE OF OPERATIONS AND GOING CONCERN (CONTINUED)

The Company provides products and services that help Mobile Network Operators (MNOs) profitably serve off-grid markets. The main strategy is to finance, build and manage rural cellular infrastructure telecommunications sites, monetizing the assets through a Network as a Service (NaaS) business model that has been developed by the Company. It also sells products and services direct to MNOs and others which they build into their own networks.

These condensed interim consolidated financial statements have been prepared on a going concern basis of accounting, which assumes that the Company will continue operations for the foreseeable future and be able to realize the carrying value of its assets and discharge its liabilities and commitments in the normal course of business These condensed interim consolidated financial statements should be read in conjunction with the 2024 audited annual financial statements.

During the six-month period ended June 30, 2025, the Company incurred a net loss of $5,319,261 ($4,882,809 for the six-month period ended June 30, 2024) and used net cash of $13,350,969 ($1,438,341 for the six-month period ended June 30,2024) in operating activities and, as of that date, had an accumulated deficit of $78,116,874 as at June 30, 2025 ($68,924,562 for the six-month period ended June 30,2024) and a working capital deficiency of $24,737,279 ($16,419,217 for the six-month period ended June 30, 2024)

While these conditions indicate the existence of uncertainties that cast a doubt on the Company’s ability to continue as a going concern, they highlight the need for ongoing capital and operational management. The Company has a history of securing sufficient debt and equity funding and continues to actively pursue additional financing to support its operations and growth. It is also pursuing discussions with its short term creditors and others to restructure its financing and improve the balance sheet. Management is focused on executing its strategy centered around the Network-as-a-Service (NaaS) model, which includes the deployment of over 5,000 rural mobile sites under contracts signed between 2020 and 2024.

The transition to the NaaS model involves significant upfront investment in network infrastructure. However, the Company has made meaningful progress in restructuring and repositioning its operations, including improving revenue generation and the operational performance of existing NaaS sites.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

1.	NATURE OF OPERATIONS AND GOING CONCERN (CONTINUED)

Although material uncertainties remain that could impact the Company’s ability to continue as a going concern, no adjustments have been made to the carrying amounts of assets and liabilities in these consolidated financial statements.

The condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on August 29, 2025.

2.	SUMMARY OF ACCOUNTING POLICIES

Overall considerations

The accounting policies are in accordance with those used in the preparation of the 2024 annual financial statements.

Significant management judgement in applying accounting policies and estimation uncertainty

When preparing the condensed interim financial statements, management makes a number of judgements, estimates and assumptions about the recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgments, estimates and assumptions made by management and will seldom equal the estimated results.

The judgments, estimates and assumptions applied in the condensed interim financial statements, including the key sources of estimation uncertainty, were the same as those applied in the Company’s last annual financial statements for the year ended December 31, 2024.

3.	CONTRACT MODIFICATION (ADDENDUM SIGNED 08 MAY 2025)

During the period, the Group entered into an addendum between Nuran Wireless DRC SA and Orange RDC which amended the original revenue-sharing agreement by removing the obligation to transfer ownership of the network infrastructure and replacing the minimum guaranteed revenue mechanism with a usage-based remuneration model. The amendment represents a contract modification under IFRS 15 and has resulted in the following impacts:

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

3.	CONTRACT MODIFICATION (ADDEMDUM SIGNE 08 MAY 2025) (CONTINUED)

Area	Impact
Nature of modification	Removal of the infrastructure transfer obligation and introduction of usage-based revenue model

Revenue recognition	An amount of US$1,236,451 of deferred revenue (previously allocated to the transfer obligation) was reversed and recognised in the current period as a cumulative catch-up adjustment. Future revenue is recognised over time based on the provision of ongoing services.

Gain on contract modification	A gain of US$1,022,072 relating to the reversal of previously accrued cost of sales was recognised separately as “Gain on contract modification” in the statement of profit or loss.

Reclassification of assets	Infrastructure assets previously classified as inventory were reclassified to property, plant and equipment at carrying amount (US$1,022,072).

Impairment assessment	An impairment review was performed under IAS 36 immediately after reclassification. No impairment loss was identified.

Useful life reassessment	Based on peer benchmarking (MTN) and management assessment, the remaining useful life of the infrastructure was revised to approximately 22 years. The change was accounted for prospectively as a change in accounting estimate (IAS 8).

4.	ACRRUED REVENUES

	2025-06-30	2024-12-31
	$	$
Equipment sales	3,757,375	4,583,728
Services revenues	5,154,143	4,572,793
Interest Revenues	493,598	664,858
Sites revenues	(6,270,882)	(5,578,696)
	3,134,234	4,242,683

Accrued revenues represents the cumulative deployment and construction sites revenue recognized under IFRS 15 for which the performance obligation has not been delivered.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

5.	INVENTORY

	2025-06-30	2024-12-31
	$	$
Raw materials	1,295,014	1,273,705
Finished goods	1,567,741	1,107,284
Work in progress	3,026,644	2,694,961
	5,889,399	5,075,950

6.	PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment and their carrying amounts are detailed as follows:

	June 30, 2025
	Leasehold improvements	Equipment and furniture, telecommunication system, furniture and fixtures	Computer equipment	Total
	$	$	$	$
Gross carrying amount
Balance as at December 31, 2024	8,996	746,818	358,758	1,114,572
Additions	—	221,114,417	15,597,360	236,711,777
Current translation effects	—	(219,182,319)	(15,550,437)	(234,732,756)
Balance as at June 30, 2025	8,996	2,678,916	405,681	3,093,593
Depreciation and impairment
Balance as at December 31, 2024	5,383	597,090	318,395	920,868
Depreciation	900	14,769,998	1,405,321	16,176,219
Current translation effects	—	(14,709,029)	(1,397,281)	(16,106,310)
Balance as at June 30, 2025	6,283	658,060	326,435	990,777
Carrying amount as at June 30, 2025	2,713	2,020,856	79,246	2,102,816

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

6.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	December 31, 2024
	Leasehold improvements	Equipment and furniture, telecommunication system, furniture and fixtures	Computer equipment	Total
	$	$	$	$
Gross carrying amount
Balance as at December 31, 2023	7,727	763,928	354,258	1,125,913
Additions	1,269	1,498,500	1,501,050	3,000,819
Disposal	—	—	—	—
Write- off	—	(37,435)	—	(37,435)
Current translation effects	—	(1,478,175)	(1,496,550)	(2,974,725)
Balance as at December 31, 2024	8,996	746,818	358,758	1,114,572

Depreciation and impairment
Balance as at December 31, 2023	3,773	549,011	298,267	851,051
Depreciation	1,610	8,987,906	1,868,879	10,858,394
Disposal	—	—	—	—
Write- off	—	(15,161)	—	(15,161)
Current translation effects	—	(8,924,665)	(1,848,751)	(10,773,416)
Balance as at December 31, 2024	5,383	597,090	318,395	920,868
Carrying amount as at December 31, 2024	3,613	149,728	40,363	193,704

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

7.	INTANGIBLE ASSETS

The Company’s intangible assets and their carrying amounts are detailed as follows:

	June 30, 2025
	Software	Trademarks	Total
	$	$	$
Gross carrying amount
Balance as at December 31, 2024	8,160,650	44,244	8,204,894
Additions
Under development	52,130	—	52,130
Acquired	2,231	—	2,231
Write-off		(44,244)	(44,244)
Balance as at June 30, 2025	8,215,011	—	8,215,011

Depreciation and impairment
Balance as at December 31, 2024	872,162	—	872,162
Amortization	11,550	—	11,550
Balance as at June 30, 2025	883,712	—	883,712
Carrying amount as at June 30, 2025	7,331,299	—	7,331,299

	December 31, 2024
	Software	Trademarks	Total
	$	$	$
Gross carrying amount
Balance as at December 31, 2023	7,803,221	44,244	7,847,465
Additions
Under development	364,479	—	364,479
Acquired	(7,050)	—	(7,050)
Balance as at December 31, 2024	8,160,650	44,244	8,204,894

Depreciation and impairment
Balance as at December 31, 2023	847,917	—	847,917
Amortization	24,245	—	24,245
Balance as at December 31, 2024	872,162		872,162
Carrying amount as at December 31, 2024	7,288,489	44,244	7,332,733

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

8.	RIGHT-OF-USE ASSETS

The Company’s right-of-use assets and their carrying amounts are detailed as follows:

	2025-06-30	2024-12-31
	$	$
Gross carrying amount
Balance as at December 31, 2024	815,051	1,038,642
Addition (adjustment)	(3,600)	17,240
Impairment	—	(180,103)
Current translation effects	—	(60,728)
Balance as at June 30, 2025	811,451	815,051

Depreciation and impairment
Balance as at December 31, 2024	588,408	551,364
Amortization	84,160	197,785
Impairment	—	(127,280)
Current translation effects	—	(33,461)
Balance as at June 30, 2025	672,568	588,408
Carrying amount as at June 30, 2025	138,883	226,643

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

9.	LOANS PAYABLES

	June 30, 2025	December 31, 2024
	$	$
Loan from non-related company (a)	373,134	226,910
Loan from non-related company (b)	1,831,628	2,839,102
Loan from non-related company (c)	7,939,958	7,003,329
Loan from non-related company (d)	282,861	355,645
Loan from non-related company (e)	814,608	150,000
Loan from non-related company (f)	5,357,769	3,829,499
Loan from non-related company (g)	247,603	—
	16,847,561	14,404,484

Given their short-term maturity, the carrying amount of loans receivable is considered a reasonable approximation of their fair value.

a)	The loan from a non-related company is secured by a chattel mortgage on the universality of the Company’s assets.

On March 25, 2025, the Company amended the terms of the agreement to increase the maximum amount available on the facility to $462,500 and reduce interest to 5%.

b)	The loan from a non-related company is a secured promissory note.

On June 24, 2024 the Company further extended the loan facility until December 31, 2025. As consideration, the Company agreed to increase the principal amount of the loan by US$ 230,117 as an extension fee, increased the interest rate to the default rate of 24% per annum and agreed to a repayment schedule to commence following the first drawdown under the Facility for Energy Inclusion (FEI) loan facility and monthly thereafter starting October 31, 2024. The lender also agreed to subordinate the loan to the FEI. A lending fee of US$ 50,000, accrued interest of US$ 259,190, compounded interest of US$ 83,164 and an extension fee of US$230,117 were added to the principal amount. The repayment requirement was not met.

During the six-month period ended June 30, 2025, the Company repaid US$ 690,565 for a remaining balance of US$1,342,541.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

9.	LOANS PAYABLE (CONTINUED)

c)	The loan from a non-related company relates to a factoring agreement with a factoring company.

On April 2nd, 2024, the Company further amended the terms of the agreement by selling receivables valued at $1.911 million for proceeds of $1,000,000 consisting of a cash payment that has been received by the Company. $19,11 million was added to the factoring loan, $1,000,000 was recorded in factoring receivable and $1,910,763 was recoded in factoring reserve.

On June 25, 2024, the Company further amended the terms of the agreement to allow for the drawdown of an additional US$ 2,000,000 by selling additional receivables as required by the Company.

On December 23, 2024, the Company further amended the terms of the agreement to increase the amount of pledged accounts under the facility to $25.5 million and reduce interest for 2024 to 5%. In addition, the lender has agreed to cap conversions so that no more than 30,000,0000 units form the previous 80,000,000 units which are eligible to be issued. Each unit included three quarters of one warrant to purchase a common share at $0.25 till August 28, 2028. As consideration to the lender, the Company agreed to reduce the price per unit to be $0.20 and extend the expiry of the warrants that have been issued or are to be issued to August 28, 2028. $3,100,000 was added to the factoring loan and $7,600,000 was recoded in factoring reserve (see note 19).

During the year ended December 31, 2024, the lender requested the conversion of debt under the agreement totaling a value of $1,459,709, including interest, in common shares of the Company. Taking into account the book value of the debt converted the carrying value recorded for these shares was $1,518,206.

On April 15, 2025, the Company further amended the terms of the agreement to increase the amount of pledged accounts under the facility to $26.8 million and increase the amount to be drawn to $10.4 million. The Company also settled promissory notes totaling $345,435 in principal.

During the six-month period ended June 30, 2025, the lender requested the conversion of debt under the agreement totaling a value of $841,535, in common shares of the Company. Taking into account the book value of the debt converted the carrying value recorded for these shares was $975,500.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

9.	LOANS PAYABLE (CONTINUED)

d)	This loan from bear interest at 11% and is payable over 24 months from December 5, 2023. During the six-months period ended June 30, 2025, the Company repaid US$ 39,834 for a remaining balance of US$ 207,331.

e)	This loan bears interest at 15% per annum and was repayable on February 6, 2025.

On January 22, 2025, the Company issued a promissory note of $63,405. The loan bear interest at 15% and is payable on March 8, 2025.

On February 4, 2025, the Company issued a promissory note of $146,030. The loan bear interest at 15% and is payable on March 14, 2025.

On April 15, 2025, these promissory notes were settled with the factoring amendment.

On April 15, 2025, the Company issued a promissory note of $200,000. The note bears interest at 15% and is payable on May 30, 2025, but was not repaid on that date.

On May 2, 2025, the Company issued a promissory note of $50,000. The note bears interest at 15% and is payable on May 31, 2025, but was not repaid on that date.

On May 6, 2025, the Company issued a promissory note of $150,000. The note bears interest at 15% and is payable on May 31, 2025, but was not repaid on that date.

On May 27, 2025, the Company issued a promissory note of $105,000. The note bears interest at 15% and is payable on May 31, 2025, but was not repaid on that date.

On June 4, 2025, the Company issued a promissory note of $70,000. The note bears interest at 15% and is payable on June 30, 2025, but was not repaid on that date.

On June 10, 2025, the Company issued a promissory note of $127,778. The note bears interest at 15% and is payable on June 30, 2025, but was not repaid on that date.

On June 13, 2025, the Company issued a promissory note of $11,830. The note bears interest at 15% and is payable on June 30, 2025, but was not repaid on that date.

On June 20, 2025, the Company issued a promissory note of $100,000. The note bears interest at 15% and is payable on June 30, 2025, but was not repaid on that date.

The above notes were settled by way of a private placement announced on August 26 (Note 18 – Subsequent Events).

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

9.	LOANS PAYABLE (CONTINUED)

f)	The loan is pursuant to a two-year term loan facility of US$ 5,000,000 dated July 5, 2024 with FEI to NuRAN Wireless (Africa) Holding. The loan is secured on the business and assets of NuRAN Wireless Cameroon Ltd and NuRAN Wireless DRC SA under general security agreement and bears interest at the Secured Overnight Financing Rate plus 8.5% per annum. Interest accrues but is not payable until maturity.

On March 10, 2025, the Company received of drawdown of US$ 1,050,000.

d)	The loan is pursuant to a bank facility of CFA 150,000,000 (approx. $366K) with Société Générale Cameron to Nuran Cameroon Ltd, dated June 20, 2024. The disbursement was made on February 25, 2025. The loan bear interest at a rate of 7% and is payable monthly in the amount of CFA 13,081,315 (approx. $32K) over 12 months from the disbursement date.

10.	LEASE LIABILITIES

The Company’s lease liabilities and their carrying amounts are detailed as follows:

	2025-06-30	2024-12-31
	$	$
Gross carrying amount
Balance as at December 31, 2024	256,637	527,588
Additions	7,965	14,678
Lease payments	(104,908)	(248,892)
Lease interest	8,908	34,225
Waive off	—	(70,962)
Balance as at June 30, 2025	168,603	256,637

Current	168,603	189,898
Non-current	—	66,739
	168,603	256,637

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

11A. CONVERTIBLE DEBENTURES

As at June 30, 2025, the convertible debentures and derivative liability consists of:

	Convertible debentures	Unsecured Convertible debentures	Total
	$	$	$
Balance at December 31, 2023	2,191,884	1,954,034	4,145,918
Extension (a)	1,935,682	—	1,935,682
Effect of the modification (b)	(1,833,749)	—	(1,833,749)
Accretion of OID	43,590	362,811	406,401
Conversion (c)	(225,000)	—	(225,000)
Accretion	311,681	328,657	640,338
Balance at December 31, 2024	2,424,088	2,645,502	5,069,589

Accretion of OID	261,540	—	261,540
Conversion (d)	(800,000)	—	(800,000)
Accretion	183,367	—	183,367
Closing balance, as at June 30, 2025	2,068,994	2,645,502	4,714,496

(b)	As at December 20, 2023, the Company extended the maturity date of the Convertible Debentures entered into in July 2022. The maturity date of the Convertible Debentures was extended to July 12, 2024 along with other terms of the original debenture which were amended. The original debenture had an original issuance discount of 10% and this was increased to 16% leading to a maturity value of $ 2,645,502. In addition, the principal amount is convertible into common shares of the Company at a fixed price of $0.40 at the option of the debenture holder during the term of the Convertible Debenture. Under the terms of the Convertible Debenture the principal amount is due one year from the date of closing and does not bear interest until the maturity date or an event of default occurs. The number and terms of warrants issued in conjunction with the original debenture, as well as all other terms of the debenture did not change.

The debenture value determined using the current value method was $2,273,353.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

11A. CONVERTIBLE DEBENTURES (CONTINUED)

The fair value of the conversion option on December 20, 2023 was estimated at $nil, which was derived using a Black-Scholes option pricing model.

The Black-Scholes pricing model used for the conversion options used the following assumptions:

Share price	$0.11
Exercise price	$0.40
Time to maturity	6 months
Risk-free rate	3.91%
Expected volatility	26.80%
Dividend yield	Nil
Dilution factor	41.06%

(a), (b)	On December 23, 2024, the Company extended the convertible secured debentures issued in August 2023. The debenture holders have agreed to extend the maturity for a further 28 months to December 31, 2026 and reduce the interest rate to 10% to December 2026. As consideration to these debenture holders, the Company agreed to increase the principal amount owing of $2,256,419 to include interest accrued to date of $882,034, a one-time extension fee of 15% and a prepayment of interest for 2025 as an increase in the principal amount. In addition, the Company agreed to reduce the price per Unit to $0.20 and to extend the expiry of the warrants that have been issued or are to be issued upon conversion to August 28, 2028. The new principal amount of $4,184,604 includes an Original Issuance Discount (“OID”) of 25% of $1,046,151 (a). The OID is amortized over two years and it recorded in the consolidated statement of financial position as convertible debenture and in profit and loss as financial expenses

The debenture value determined using the current value method was $3,397,006.

The principal amount is convertible, at the option of the debenture holder, into common shares of NuRAN at any time before the maturity date at a price of $0.20 per common share.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

11A. CONVERTIBLE DEBENTURES (CONTINUED)

The fair value of the conversion option on December 23, 2024 was estimated at $41,846 (a), which was derived using a Black-Scholes option pricing model:

Share price	$0.09
Exercise price	$0.20
Time to maturity	2 years
Risk-free rate	3.03%
Expected volatility	60.18%
Dividend yield	Nil
Dilution factor	38.43%

(c)	During the year ended December 31, 2024, the debenture holders requested the conversion of debentures totalling a value of $225,000 in common shares of the Company. Taking into account the book value of the debentures converted, as well as the value of the conversion option, the carrying value recorded for these shares was $227,000 (Note 11).

(d)	During the six-month period ended June 30, 2025, the debenture holders requested the conversion of debentures totalling a value of $800,000 in common shares of the Company. Taking into account the book value of the debentures converted, as well as the value of the conversion option, the carrying value recorded for these shares was $950,571 (Note 11).

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

11B. CONVERTIBLE DEBENTURES AND DERIVATIVES LIABILITIES

As at June 30, 2025, the unsecured convertible debentures and derivative liability consist of the following:

	Unsecured Convertible debentures	Derivative liability	Total
	$	$	$
Balance at December 31, 2023		—	—
Issuance	3,008,309	—	3,008,309
Original issuance discount (OID)	(1,637,698)	—	(1,637,698)
Fair value adjustment	—	53,482	53,482
Accretion of OID	138,389	—	138,389
Accretion	121,759	—	121,759
Fair value adjustment	—	(53,482)	(53,482)
Effect of foreign exchange	76,166	—	76,166
Closing balance, as at December 31, 2024	1,706,926	—	1,706,926

Accretion of OID	209,220	—	209,220
Accretion	196,617	—	196,617
Effect of foreign exchange	(100,747)	—	(100,747)
Closing balance, as at June 30, 2025	2,012,016	—	2,012,016

On August 16, 2024, the Company issued unsecured convertible debentures in the principal amount of US$ 2,194,772 with an original issue discount equal to 25% of the purchase price. The debenture matures on August 16, 2026. Interest is accrued until the maturity date, at a rate of 15% per annum. The debenture value determined using the current value method was $1,594,729. The principal amount is convertible, at the option of the debenture holder, into common shares of NuRAN at any time before the maturity date at a price of $0.225 per common share.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

11B. CONVERTIBLE DEBENTURES AND DERIVATIVES LIABILITIES (CONTINUED)

The fair value of derivative liability on August 16, 2024 was estimated at $53,482, which was derived using a Black-Scholes option pricing model:

Share price	$0.12
Exercise price	$0.225
Time to maturity	2 years
Risk-free rate	3.31%
Expected volatility	57.08%
Dividend yield	Nil
Dilution factor	38.86%

The fair value at December 31, 2024 was estimated at $nil, which was derived using a Black- Scholes option pricing model:

Share price	$0.08
Exercise price	$0.225
Time to maturity	1.58 years
Risk-free rate	2.93%
Expected volatility	55.18%
Dividend yield	Nil
Dilution factor	38.04%

The Company measured the conversion feature of convertible debentures at FVTPL and the conversion feature was classified as a derivative financial liability for the loan, which was denominated in a currency other than the Company’s functional currency (and therefore its exercise price is not fixed in the Company’s functional currency) and is convertible into a variable number of both common shares and warrants. The embedded derivative did not qualify as an equity instrument due to not meeting the “fixed for fixed” criteria of IAS 32 Financial instruments: Presentation. Therefore, the Company separated the embedded derivative from the host contract and accounted for each element separately. The embedded derivative was initially recognized at its fair value. The amount of change in the fair value of the derivative is presented in profit or loss.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

12. SHARE CAPITAL

NuRAN’s share capital consists only of fully paid shares of each of the following categories, each of an unlimited amount and without nominal value:

Common shares, voting and participating

Preferred shares

	2025-06-30		2024-12-31
	Number	$	Number	$
Balance as at December 31, 2023	58,694,132	54,994,088	43,043,579	51,413,683
Issue of share capital (a)	11,500,000	975,500	14,650,553	1,842,306
Convertible Debenture (b)	-	-	-	1,588,204
Debenture conversion in share capital (c)	4,000,000	950,571	1,000,000	22,7000
Issue of Warrants (d)	-	(101,250)	-	(77,106)
Balance as at June 30, 2024	74,194,132	56,818,909	58,694,132	54,994,088

During the six-month period ended June 30, 2025, the Company had the following share transactions:

(a)	From January 2, 2025, to June 26, 2025, the Company issued 3,000,000 shares as of loan conversion with shares price between $0.078 and $0.095, resulting in the recognition of $975,500 as share capital and $133,965 as loss on debt settlement in the profit and loss.

(b)	Nil in 2025

(c)	From January 20, 2025, to June 26, 2025, the Company issued 4,00,000 shares upon the conversion of debenture at a share price of $0.20 (Note 10A).

(d)	From January 2, 2025, to June 26, 2025, the Company issued 15,375,000 warrants for loan and debenture exercise. The fair value of the warrants was $101,250.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

12. SHARES CAPITAL (CONTINUED)

During the year ended December 31, 2024, the Company had the following share transactions:

(a)	From January 10, 2024 to December 31, 2024, the Company issued 371,100 shares as of shares for services with shares price between $0.105 and $0.13, resulting in the recognition of $45,200 as administrative expenses in the profit and loss.

From January 31, 2024 to November 7, 2024, the Company issued 11,879,453 shares as of loan conversion with shares price between $0.10 and $0.166, resulting in the recognition of $1,543,106 as share capital and $1,127,771 as loss on debt settlement in the profit and loss.

On January 2, 2024, 1,900,000 shares were issued as bonus shares resulting in the recognition of $45,000 as a loss on debt settlement in the profit and loss.

On December 16, 2024, the Company issued 500,000 shares were issued as interest payment on debenture, resulting in the recognition of $209,000 as administrative expenses in the profit and loss.

From February 21, 2023 to December 31, 2023, $1,534,722 was recognized for the fair value on debentures

(b)	On August 16, 2024, $822,461 was recognized for the fair value on debentures. On December 23, 2024, $765,742 was recognized for the fair value on debentures.

(c)	On April 2025, the Company issued 1,000,000 shares upon the conversion of debenture at a share price of $0.225 (Note 17). ???? is this correct

(d)	From January 31, 2024 to November 7, 2024, the Company issued 9,659,582 warrants for loan and debenture exercise. The fair value of the warrants was $77,106.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

13. WARRANTS

The following is a summary of the activity of warrants:

	2025-06-30	2024-12-31
	$	$
Balance as at December 31, 2024	761,495	792,537
Issue of Warrants	101,250	77,106
Share-based compensation adjustment	(691,924)	—
Warrants expired	—	(108,148)
Balance as at June 30, 2025	170,821	761,495

	Six months ended June 30, 2025
	Number of warrants	Weighted average exercise price
		$
Opening balance	18,539,206	0.38
Granted during the period	11,625,000	0.21
Closing balance, as at June 30, 2025	30,164,206	0.32
Closing balance of exercisable warrants, as at June 30, 2025	30,164,206	0.32

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

13. WARRANTS (CONTINUED)

	Twelve months ended December 31, 2024
	Number of warrants	Weighted average exercise price
		$
Opening balance	11,911,105	1.20
Granted during theyear	9,659,582	0.25
Expired during the year	(3,031,481)	0.65
Closing balance, as at December 31, 2024	18,539,206	0.38
Closing balance of exercisable warrants, as at December 31, 2024	18,539,206	0.38

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

13. WARRANTS (CONTINUED)

The following is a summary of warrants outstanding and exercisable, as at June 30, 2025:

	Number	average contractual life (years)	Number	average contractual life (years)
June 30, 2025
Exercise price
$0.20	9,000,000	3.16	9,000,000	3.16
$0.25	13,114,207	1.16	13,114,207	1.16
$0.25	5,000,000	0.42	5,000,000	0.42
$0.40	150,000	1.16	150,000	1.16
$1.10	2,899,999	0.14	2,899,999	0.14
	30,164,206		30,164,206

		Warrants outstanding		Warrants exercisable
December 31, 2024 Exercise price	Number	Weighted average contractual life (years)	Number	Weighted average contractual life (years)
$0.25	10,489,207	1.66	10,489,207	1.66
$0.25	5,000,000	0.92	5,000,000	0.92
$0.40	150,000	1.66	150,000	1.66
$1.10	2,899,999	0.63	2,899,999	0.63
	18,539,206		18,539,206

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

13. WARRANTS (CONTINUED)

During the year ended December 31, 2024, the Company issued 9,659,582 warrants. The value totaling $71,856 was obtained using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate between 2.93% and 4.35%; expected volatility between 55.93% and 62.68%; expected dividend yield of 0%; expected life between one and two years and exercise price of $0.25. Expected volatility was based on the historical volatility of other comparable listed companies. The share price upon issuance was between $0.10 and $0.17.

During the six-month period ended June 30, 2025, the Company issued 11,625,000 warrants. The value totaling $101,250 was obtained using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate between 2.44% and 3.07%; expected volatility between 72.24% and 76.77%; expected dividend yield of 0%; expected life between 1.08 and 3.58 years and exercise price of $0.25. Expected volatility was based on the historical volatility of other comparable listed companies. The share price upon issuance was between $0.06 and $0.085.

Also, during the six-month period ended June 30, 2025, the Company cancelled a total of 450,000 warrants previously granted to management, due to unmet milestones. As a result, the Company reversed a previously booked cost of $691,924.

14. CONTRIBUTED SURPLUS

The Company has a stock option plan for its employees, officers, directors and consultants for up to 10% of the issued and outstanding shares at the grant date.

The following is a summary of the activity of stock options and warrants:

	2025-06-30	2024-12-31
	$	$
Balance as at December 31, 2024	6,731,440	6,623,292
Warrants expired	-	108,148
Balance as at June 30, 2025	6,731,440	6,731,440

(a)	Nil warrants expired and nil forfeited during the six-month period ended June 30, 2025 (3,041,481 expired in 2024)

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

14. CONTRIBUTED SURPLUS (CONTINUED)

	Six months ended June 30, 2025
	Number of options	Weighted average exercise price
		$
Opening balance	2,870,000	1.34
Closing balance, as at June 30, 2025	2,870,000	1.34
Closing balance of exercisable options, as at June 30, 2025	2,870,000	1.34

	Twelve months ended December 31, 2024
	Number of options	Weighted average exercise price
		$
Opening balance	3,305,000	1.54
Forfeited during the period	(435,000)	1.82
Closing balance, as at December 31, 2024	2,870,000	1.34
Closing balance of exercisable options, as at December 31, 2024	2,870,000	1.34

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

14. CONTRIBUTED SURPLUS (CONTINUED)

The following is a summary of stock options outstanding and exercisable as at June 30, 2025:

		Options outstanding		Options exercisable
	Number	Weighted average contractual life (years)	Number	Weighted average contractual life (years)
June 30, 2024
Exercise price
$0.43	1,250,000	0.76	1,250,000	0.76
$1,34	250,000	1.58	250,000	1.58
$1,67	100,000	1.32	100,000	1.32
$1,70	250,000	1.31	250,000	1.31
$2,35	1,020,000	0.61	1,020,000	0.61
	2,870,000		2,870,000

December 31, 2024 Exercise price
$0.43	1,250,000	1.26	1,250,000	1.26
$1,34	250,000	2.07	250,000	2.07
$1,67	100,000	1.82	100,000	1.82
$1,70	250,000	1.80	250,000	1.80
$2,35	1,020,000	1.11	1,020,000	1.11
	2,870,000		2,870,000

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

15.	FAIR VALUE OF CONVERSION OPTION

	2025-06-30	2024-12-31
	$	$
Balance as at December 31, 2024	41,846	21,990
Debenture issued (a)	-	41,846
Conversion of debentures	(150,571)	(2,000)
Restructuring of the debentures	-	(19,990)
Balance as at June 30, 2025	(108,725)	41,846

16.	LOSS PER SHARE

(a)	Basic

Basic income (loss) per share is calculated by dividing income (loss) by weighted average number of common shares in issue for the year

	2025-06-30	2024-12-31
	$	$
Net loss for the period	(5,319,261)	(8,755,860)
Weighted average number of outstanding common shares	66,042,198	53,832,351
Loss per share	(0.0)	(0.16)

(b)	Diluted

Diluted income (loss) per common share is equal to the loss per common share for the six-month period ended June 30, 2025 and the year 2024 as all of the shares options and warrants outstanding are anti-dilutive.

NuRAN Wireless Inc.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2025 and 2024

(Expressed In Canadian dollars)

(Unaudited)

17.	RELATED PARTY TRANSACTIONS

The Company’s related parties include companies under common control as well as key management personnel.

Unless otherwise stated, none of the transactions incorporate special terms and conditions and no guarantees were given or received.

18.	SUBSEQUENT EVENTS

On August 26, 2025, the Company closed a non-brokered private placement financing for gross proceeds of $1,500,000 through the issuance of 30,000,000 common shares of the Company at a price of $0.05 per Share. The proceeds raised from the Private Placement will be used by the Company for working capital purposes and payment of all outstanding short-term promissory notes issued from April to August 2025. The cash flow from the company’s African operations is allocated to site maintenance, upgrades, and deployments. Additionally, due to delays in accessing funds from its US$ 5 million facility, this private placement addresses the company’s short-term financial requirements. The Common Shares issued under the Private Placement are subject to a statutory hold period expiring December 26, 2025.